U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Jeffrey M. Crowe,
      800 Westover Road, Kansas City, MO 64113

2.  Date of Event Requiring Statement (Month/Date/Year): 03/01/2001

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol:
            INDUSTRIAL ECOSYSTEMS, INC.(IECS)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

6.  If Amendment, Date of Original (Month/Day/Year):

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1.  Title of Security: Common stock

2.  Amount of Securities Beneficially Owned: 3,060,138

3.  Ownership Form: Direct (D) or Indirect (I): D

4.  Nature of Indirect Beneficial Ownership: N/A

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security:
  (a) Options
  (b) Warrants
2. Date Exercisable (Month/Day/Year):
  (a) 6/30/00
  (b) 12/22/00
   Expiration Date(Month/Day/Year): 1/4/04
  (a) 6/29/05
  (b) 6/22/02
3. Title: Common stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):
  (a) 107,684 shares
  (b) 1,875,000 shares

4. Conversion or Exercise Price of Derivative Security:
  (a) $0.09 per share
  (b) $0.075 per share

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): (D)

6. Nature of Indirect Beneficial Ownership: N/A

Explanation of Responses: On March 1, 2001, Jeffrey Crowe was appointed as a member of the board of directors of Industrial Ecosystems, Inc.

Signature of Reporting Person: /S/Jeffrey M. Crowe
Date: 3/26/01